FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. (“PFN”) 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

June 15, 2011

Item 3:	News Release

A news release was issued and disseminated on June 15, 2011 through Canada News Wire.

Item 4:	Summary of Material Changes

PFN reports mineralization intersections from two holes of the 15 holes completed to date from the 2011 Phase IA drill program currently underway in the Dana North area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario, and Phase IB begins.

Item 5:	Full Description of Material Change

For a full description of the material change, see the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Linda Holmes
Corporate Secretary
Tel. No. 250-404-0310

Item 9:	Date of Report

June 15, 2011

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Drilling Phase IB begins, River Valley PGM Project, Sudbury, Ont.
Holes DN005 & 6 continues to expand known mineralization,
2.15 gpt (0.07opt), 3E* over 24m (78.72 feet) in DN006-2011

  River Valley is one of North America’s newest and largest standalone Platinum Group Metals (PGM) Projects.
  The Company’s objective for the project is to define and develop a bulk mineable PGM deposit.
  Results of drill hole DN005 and DN006:
  2.15 gt,( 0.07 opt), 3E over 24 metres ( 78.72 ft) in hole DN006-2011 including 3.41 gt,(0.1 opt), 3E over 6 m (19.7ft)
    including 1.95 gt (0.06 opt), 3E over 3m (9.8ft)
    including 2.22 gt (0.06 opt), 3E over 10m (32.8 ft)
  1.6 gt,( 0.05opt), 3E* over 6 metres (19.7 ft) in hole DN005-2011 including 2.31 gt, (0.07 opt ), 3E over 2m (6.6ft)
    And 1.55 gt,( 0.04 opt), 3E over 8 m (26.2ft)
  Results to date demonstrate predictable grade to depth with significant high grade components over broad intersections.
  Phase IB is Part of a $5 million 15,500 metre exploration and drill program
    A Second Phase 3D IP program has been initiated as part of a four Phase geophysical program. The objective of utilizing this new technology is to expand the existing resources and to define additional drill targets along the 9kms of known mineralization.
  *3E=Pt+Pd+Au

June 15th 2011 Vancouver, Canada. Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to report mineralization intersections from two holes of the 15 holes completed to date from the 2011 Phase IA drill program in the Dana North area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario.

Results from holes DN005-2011 and DN006 are reported below. DN005-2011 and DN006-2011 were, collared at section 10450, and continue to expand the known mineralization and confirm the presence of higher-grade sulphide-associated PGM (Pt+Pd+Au) values that occur within a broad lower-grade mineralization envelope.

News Release	June 15, 2011

Hole DN006-2011 (-54°) was collared at the same setup as DN005-2011 (-45°), and drilled to the east to test the upper portion of the mineralized zone (figure 2).

Drill Holes DN007 and DN008 were completed to test the shallower sections of the Breccia Zone on the same section.

Extensive visual sulphide mineralization was also intersected in DN007 and DN008 which confirms the preliminary 3D-IP geophysical survey interpretations.

Assay results of holes DN007-2011 and DN008-2011 will be announced shortly after final QA/QC have been received.

Holes DN005-2011 and DN006-2011 of this fence showed good mineralization assaying 1.60 gpt 3E over 6 metres (0.05 opt over 19.7 feet) and 2.15 gpt 3E over 24 metres (0.07 opt over 78.7 feet) respectively. Table 1 Illustrates significant assay intervals in holes DN005-2011 and DN006-2011

Table 1- Significant Drill Intervals of the first four holes (Composite Results)
Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd (opt)	Au (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)	Rh
DN005-2011	201	209	8	26.2	5.7	0.44	0.01	1.04	0.03	0.07	1.55	0.05	0.02	0.12	Results Pending
And	250	256	6	19.7	4.2	0.41	0.01	1.11	0.04	0.07	1.6	0.05	0.03	0.14
Including	253	255	2	6.6	1.4	0.6	0.02	1.62	0.05	0.09	2.31	0.07	0.04	0.18
DN006-2011	131	155	24	78.7	19.4	0.58	0.02	1.44	0.046	0.13	2.15	0.07	0.02	0.14
Including	131	137	6	19.7	4.8	0.92	0.03	2.3	0.07	0.19	3.41	0.11	0.02	0.13
Including	145	155	10	32.8	8	0.6	0.019	1.5	0.05	0.12	2.22	0.07	0.03	0.17

The target at Section 10450 was tested with one fence of four holes. Assay results for the first four holes were received and were announced on May 17th, 2011 and May 31st, 2011.

News Release	June 15, 2011

A total of 15 holes, 3724m, were completed in the Dana Lake area and all samples have been received by SGS Laboratories. Assays results from 11 remaining holes from Phase IA will be released as soon as QA/QC is completed. Rhodium values will be reported at a later date.

The geophysics ,geological mapping and prospecting programs will extended further south along the intrusive contact.

In addition to the primary bulk tonnage open pit targets, the higher grade values intersected in several drill holes at Dana Lake area indicate the potential for the development of mineral resources exploitable by underground methods.

An independent resource calculation will be made following completion of the 2011-Phase I exploration program.

Project Milestones:

  Conclude a series of exploration programs including ground geophysics to Generate new drill targets.
  Complete multiple drill campaigns to test new targets and update the NI 43-101 compliant resource estimate; within 12 months.( Spring 2012)
  Preliminary Economic Assessment (PEA): Within 18 months
  Commence Pre -Feasibility within 36 months.

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and a 33 element ICP suite. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with acqua-regia, and measurement with an ICP (inductively coupled plasma) finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one Blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th. This practice continues throughout 2011 Phase I (A) and Phase II drilling and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

News Release	June 15, 2011

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario (figure-4). The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts excellent mining infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge.

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration of the property for a 50% stake in the joint venture.

Addition discoveries were made over a 9 km strike length but due to lower commodity prices and the financial crises in 2008 and 2009 the project’s true potential has not yet been unlocked.

Third mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006 and the results are as follows:

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

News Release	June 15, 2011

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (as of January, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 mile from Sudbury, Ontario.

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company also has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals, precious metals and base metals projects on an international scale.

On April 20, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project and results are expected in May 2011. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

Pacific North West Capital is currently exploring and developing projects in Alaska, British Columbia, Saskatchewan, Ontario and Quebec.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (click here to view Fire River Gold’s 2011 President’s Message)

News Release	June 15, 2011

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.8 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President & C.E.O.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	June 15, 2011